17872 Cartwright Road Irvine, California 92614 949.399.4500 ph. 949.399.4600 fax

August 14, 2009

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Quantum Fuel Systems Technologies Worldwide, Inc.
Request to Withdraw Registration Statement of Form S-3
File No. 333-156401

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned Registrant respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 (File No. 333-156401) originally filed on December 22, 2008 and amended on February 27, 2009 (the “Registration Statement”). The Registrant’s request is based on the fact that the Registrant is no longer eligible to use Form S-3.

The Registration Statement has not been declared effective and no securities have been or will be sold under the Registration Statement.

Please forward a copy of the order consenting to the withdrawal of the Registration Statement to the undersigned at 100 West Big Beaver Road, Suite 200, Troy, Michigan 48084.

If you have any questions, please contact the undersigned at 248-619-9277.

Respectfully,

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

/s/ Kenneth R. Lombardo
Kenneth R. Lombardo
Vice President – Legal and General Counsel

cc:	W. Brian Olson